SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June 2015

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
English press release entitled, “Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 25, 2015	By	/s/ Masaaki Kawano
Masaaki Kawano
Executive Officer
Special Assistant to CFO
ORIX Corporation

June 25, 2015

FOR IMMEDIATE RELEASE

Filing of Extraordinary Report

TOKYO, Japan – June 25, 2015 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the results of the exercise of voting rights at the 52nd General Meeting of Shareholders of ORIX Corporation held on June 23, 2015 (the “Meeting”).

1. Reason for Filing

Given that the resolutions were made for proposals to be acted upon at the Meeting, ORIX Corporation filed the extraordinary report pursuant to Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1)	Date on which the Meeting was held

June 23, 2015

(2)	Matters Resolved

Proposal 1.        Partial Amendments to the Articles of Incorporation

In order to increase the opportunities of profit distribution to shareholders, we propose to amend corresponding provision of Article 35 of the current Articles of Incorporation required to establish a new provision for the base date of interim dividends.

Proposal 2.        Election of thirteen(13) Directors

Messrs. Makoto Inoue, Kazuo Kojima, Yoshiyuki Yamaya , Tamio Umaki, , Katsunobu Kamei , Hideaki Takahashi ,Robert Feldman, Takeshi Niinami, Nobuaki Usui, Ryuji Yasuda and Ms. Eiko Tsujiyama were reelected and reappointed as Directors, and Messrs. Yuichi Nishigori and Heizo Takenaka were newly elected and appointed as Directors.

-more-

(3)	Number of voting rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the requirements for Approval and voting results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1	10,254,664	2,403	31,194	99.37	Approved
Proposal 2
Makoto Inoue	10,174,919	74,072	40,052	98.60	Approved
Kazuo Kojima	10,172,697	76,270	40,076	98.58	Approved
Yoshiyuki Yamaya	10,175,800	73,167	40,076	98.61	Approved
Tamio Umaki	10,174,672	74,295	40,076	98.60	Approved
Katsunobu Kamei	10,175,830	73,137	40,076	98.61	Approved
Yuichi Nishigori	10,175,780	73,173	40,090	98.61	Approved
Hideaki Takahashi	10,157,013	91,829	40,201	98.42	Approved
Eiko Tsujiyama	10,128,387	128,691	31,967	98.15	Approved
Robert Feldman	10,210,543	46,535	31,967	98.94	Approved
Takeshi Niinami	10,210,393	46,685	31,967	98.94	Approved
Nobuaki Usui	10,193,947	63,106	31,992	98.78	Approved
Ryuji Yasuda	10,210,330	46,748	31,967	98.94	Approved
Heizo Takenaka	10,237,129	19,935	31,981	99.20	Approved

(Notes) Approval requirements for the adoption of each proposal are as follows;

•	Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption of proposal 1.

•	Approval of a majority of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption of proposal 2.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the Meeting and a portion of shareholders in attendance at the Meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the Meeting, which ORIX Corporation was able to confirm, including those of the shareholders present by proxy, has been counted.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2014 and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2014 – March 31, 2015.”